FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2005

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

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(1)	Press Release, “Dr. Reddy’s Q3 FY05 revenue at Rs.4,705 million; Net income at Rs.40 million,” January 31, 2005.

(2)	Notice to Stock Exchange, dated January 20, 2005, of Meeting of Board of Directors on January 31, 2005.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com

Dr. Reddy’s Q3 FY05 revenue at Rs.4,705 million; Net income at Rs.40 million

Hyderabad, India, January 31, 2005: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the third quarter ended December 31, 2004.

Key highlights

o	Revenues at Rs 4.7 billion, a decline of 8% over Q3 FY04.

o	Product revenues at 4.6 billion as against Rs 5.1 billion in Q3 FY04

o	License fees of Rs 61 million in Q3 FY05. This includes Rs 53 million accounted for DRF 2593, which was received in 1997. (Details on page 5)

o	Revenues outside India at Rs 3.2 billion as against Rs 3.5 billion in Q3 FY04; YoY decline of 8%; Contribution at 68% of total revenues.

o	Revenues from US and Europe together contribute Rs 1.8 billion in Q3 FY05; Contribution at 38% of total revenues

o	In Branded Formulations, international revenues increase by 12% to Rs 1,020 million as against Rs 912 million in Q3 FY04. The growth was primarily driven by the performance in CIS and other international markets.

o	In API, revenues from Europe at Rs 216 million in Q3 FY05. Excluding ramipril, revenues increased by 21% over Q3 FY04.

o	In Custom Pharmaceutical Services, revenues at Rs 113 million compared to Rs 9 million in Q3 FY04. This growth is primarily on account of the growth in customer base and product portfolio.

o	Gross profit margins remain unchanged at 52% of revenues in Q3 FY05 compared to Q3 FY04.

o	Operating income before R&D and forex at Rs 657 million as against Rs 1,030 million in Q3 FY04.

o	Net income is at Rs 40 million as against Rs 592 million in Q3 FY04. This translates to a diluted EPS of Rs 0.52 as against Rs 7.72 in Q3 FY04.

o	R&D investments increase by 37% to Rs 705 million as against Rs 516 million in Q3 FY04. As a % of revenues, R&D expenditure is at 15% as against 10% in Q3 FY04.

o	Filed 4 U.S. DMFs taking the cumulative filings to 63.

o	Filed 6 ANDAs with the U.S.FDA including 5 sent for filing in Q2 FY05 and accepted for filing in Q3 FY05. Of these, two are para IV filings and the remainder non-Para IV filings. Till date, the Company has filed a total of 54 ANDAs. Of these, 15 have been approved and 39 are pending approval with the U.S.FDA.

o	Selling, General & Administration (SG&A) expenses increase to Rs 1.7 billion from Rs 1.5 billion in Q3 FY04. This increase is primarily on account of higher marketing expenses in branded formulations and overall manpower cost.

Commenting on the results, GV Prasad, Chief Executive Officer of Dr. Reddy’s Laboratories said, “Our profitability in the third quarter was significantly lower due to the impact of decline in sales as well as higher investments in R&D projects and business building initiatives. We remain committed to creating long-term shareholder value and are determined to find ways to balance short-term profitability and long-term growth through partnerships and alliances. Despite the challenges that we face in the short-term, we will continue with the implementation of our strategy toward building a future of growth and leadership for Dr. Reddy’s. We are maximizing the value potential of our API, Branded Formulations and Generics business through pipeline expansion and growing scale. Simultaneously, we are investing in our innovation-led businesses of

Discovery and Specialty which we believe are key to sustainable growth and we are committed to building these businesses.”

GV Prasad continued, “Our strong emphasis on R&D has helped us build a pipeline that includes 39 pending ANDAs, 63 DMFs and more than 30 projects under development as well as 6 NCEs and a niche U.S. specialty portfolio. Of these 39 pending ANDAs, 13 include non-patent challenges and about 26 include patent challenges addressing innovator sales of 22 billion dollars. It is important to fuel the R&D engine that provides for future growth even though our profitability would have been better without these investments. A powerful and highly productive R&D engine, integrated APIs and formulations capabilities and a global presence in key markets are the pillars on which we are building Dr. Reddy’s of tomorrow.”

Unaudited US GAAP Financials for the quarter ended December 31, 2004

All figures in millions, except EPS

All dollar figures based on convenience translation rate of 1USD = Rs 43.27

EXTRACTED FROM THE UNAUDITED INCOME STATEMENT

	Q3 FY05			Q3 FY04
							Growth
Particulars	($)	(Rs.)	%	($)	(Rs.)	%	%
Net Product Revenues	108	4,644	99	119	5,138	100	(10)
License Fees	1	61	1	—	—	—	—
Total Revenues	109	4,705	100	119	5,138	100	(8)
Cost of revenues	52	2,245	48	57	2,464	48	(8)
Gross profit	57	2,460	52	62	2,674	52	(9)
Selling, General & Administrative Expenses	40	1,715	36	36	1,548	30	11
Amortization Expenses	2	88	2	2	97	2	(10)
Operating Income {before R&D and Forex}	15	657	14	24	1029	20	(36)
R&D Expenses	16	705	15	12	516	10	37
Forex Loss/ (Gain)	1	48	1	(1)	(62)	(1)	—
Operating income	(2)	(97)	(2)	13	575	11	—
Equity in loss of affiliates	0	15	0	0	13	0	12
Other expenses/(income) net	(3)	(123)	(3)	(4)	(162)	(3)	(24)
Income before income taxes and minority interest	0	11	0	17	724	14	(98)
Income tax (benefit)/expense	(1)	(27)	(1)	3	132	3	—
Minority interest	0	(2)	(0)	—	—	—	—
Net income	1	40	1	14	592	12	(93)
Diluted EPS	0.01	0.52		0.18	7.72

Segmental Analysis

Active Pharmaceutical Ingredients (APIs)

o	Revenues at Rs 1.4 billion as against Rs 1.9 billion in Q3 FY04.

o	Revenues outside India at Rs 1.0 billion; contribution remains unchanged at 72% of revenues.

o	Revenues from other international markets increased by 6% to Rs 402 million as against Rs 381 million in Q3 FY04.

o	Revenues from India decreased by 25% to Rs 401 million as against Rs 538 million in Q3 FY04.

o	Revenues from Europe decreased to Rs 216 million as against Rs 534 million in Q3 FY04 primarily on account of decline in revenues from ramipril. Revenues from ramipril are lower following the completion of the initial launch supplies last January. Excluding ramipril, revenues increased by 21% percent over Q3 FY04 driven by growth in the product portfolio.

o	Revenues from North America decreased by 18% to Rs 405 million as against Rs 491 million in Q3 FY04.

o	The Company filed 4 US DMF during the quarter taking the total filings to 63.

Generics

o	Revenues in this segment at Rs 966 million as against Rs 1,057million in Q3 FY04.

o	North America contributed 67% to the total revenues while Europe contributed the remainder.

o	Fluoxetine capsules 40mg and tizanidine tablets 2 & 4 mg together contributed revenues of Rs 206 million as against Rs 554 million in Q3 FY04. The decline in revenues is on account of increased competition over the last four quarters. The combined revenues from these products in Q3 FY05 of Rs 206 million compare with Rs 417 million in Q2 FY05.

o	Revenues in Europe grew by 60% to Rs 316 million as against Rs 198 million in Q3 FY04. The growth was driven primarily by volume growth in omeprazole and launch of amlodipine maleate in Q1 FY05.

o	Filed 6 ANDAs with the U.S.FDA including 5 sent for filing in Q2 FY05 and accepted for filing in Q3 FY05. Of these, two are para IV filings and the remainder is non-Para IV filings. Till date, the Company has filed a total of 54 ANDAs. Of these, 15 have been approved and 39 are pending approval with the U.S.FDA.

Branded Formulations — International

o	Revenues at Rs 1,020 million, an increase of 12% over Q3 FY04. This growth was primarily driven by the performance of CIS and other international markets.

o	Revenues in CIS markets grew by 64% to Rs 220 million as against Rs 134 million in Q3 FY04. This growth was driven by the growth in key markets of Kazakhstan, Ukraine and Belarus.

o	Revenues from Russia at Rs 595 million as against Rs 615 million in Q3 FY04.

o	Other international markets grew by 31% to Rs 169 million as against Rs 129 million in Q3 FY04. This growth was driven primarily by key markets of Vietnam, Venezuela and Albania.

Branded Formulations — India

o	Revenues at Rs 993 million, a decrease of 5% over Q3 FY04.

o	New product launches contributed 7% to the total revenues at Rs 65 million. This was however offset by decline in revenues from our key brand of Omez.

Other Businesses

o	Revenues from Custom Pharmaceuticals increased to Rs 113 million from Rs 9 million in Q3 FY04 driven by growth in customer base and product portfolio.

o	Revenues in the critical care & biotechnology segment decreased to Rs 136 million from Rs 150 million in Q3 FY04.

o	In Drug discovery, the company recognized upfront license fees of Rs 53 million relating to DRF 2593, on completion of all obligations under the agreement with Novo Nordisk. The upfront license fee was received in 1997.

Income Statement Highlights

o	Gross Profit margins on total revenues at 52.3% as against 52% in Q3 FY04. This compares with gross profit of 55% in Q2 FY05. This decline is primarily on account of the decline in overall revenues and change in business mix.

o	Investments in R&D at Rs 705 million as against Rs 516 million in Q3 FY04. As a % to revenues, R&D spend is at 15% of total revenues as against 10% in Q3 FY04. The increase in R&D spend is primarily on account of the higher R&D spend in generics segment.

o	Selling, General & Administration (SG&A) expenses increased to Rs 1.7 billion as against Rs 1.5 billion in Q3 FY04. As a % to revenues, SG&A expenses are at 36% of total revenues as against 30% in Q3 FY04. This increase is primarily on account of higher manpower cost as well as marketing expenses.

o	Forex loss at Rs 48 million as against a gain of Rs 62 million in Q3 FY04. This reversal is primarily on account of the change in the rupee-dollar parity during the quarter.

o	Other income (net) is at Rs 123 million as against Rs 162 million in Q3 FY04.

o	Depreciation for the quarter is at Rs 253 million as against Rs 188 million for Q3 FY04.

o	Net income at Rs 40 million as against Rs 592 million in Q3 FY04. This translates to a diluted EPS of Rs 0.52 as against Rs 7.72 in Q3 FY04.

General information

The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:

•	Unaudited financial results for the quarter ended December 31, 2004 as required under Clause 41 of the listing agreement.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Media: Pratap Antony at pratapa@drreddys.com or on +91-40-55511634 or

R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Notes

1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Notice To Stock Exchange

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com

January 20, 2005

The Secretary
Mumbai Stock Exchange
National Stock Exchange
Calcutta Stock Exchange
New York Stock Exchange

Dear Sir,

The Board of Directors of the Company is scheduled to meet on January 31, 2005 to, interalia, discuss and take on record the un-audited financial results of the Company for the quarter ended December 31, 2004.

Kindly take the above information on record.

With regards,

/s/ V. Viswanath

V. Viswanath
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: February 23, 2005		Name:	V. Viswanath
		Title:	Company Secretary